

October 6, 2020

Gary Teplis
President and Chief Executive Officer
Altitude Acquisition Corp.
400 Perimeter Center Terrace Suite 151
Atlanta, Georgia 30346

Re: Altitude Acquisition Corp.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249071

Dear Mr. Teplis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Registration Statement on Form S-1

Management
Officers, Directors and Director Nominees, page 107

1.   We note your revisions in response to our prior comment 4 and reissue the comment. Please revise to identify the members currently serving on your board of directors. In this regard, we note that all of the individuals you have identified are director nominees who will serve on your board of directors following the completion of your offering. In addition, please ensure that your registration statement is signed by a majority of the members of your board of directors as required by Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Chen, Esq.